ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 28, 2016	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR

Ms. Anu Dubey, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Aston Funds Preliminary 14A (Registration No. 811-08004)

Dear Ms. Dubey:

I am writing on behalf of Aston Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on April 14, 2016, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s June 3, 2016 special meeting of shareholders of ASTON Small Cap Fund (formerly, ASTON/ TAMRO Small Cap Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1.	Comment: Section 15(a) of the 1940 Act requires that a subadvisory agreement precisely describe all compensation to be paid to the subadvisor and the subadvisory fee should be described in the proxy statement a way that shareholders can understand. Please review Schedule A to the form of the New Subadvisory Agreement to ensure that it precisely describes the compensation to be paid and consider whether it may be described in a less confusing manner. In particular, consider clarifying the meaning of the parenthetical “(before deduction of the fee payable to the Subadvisor)” and which fee the phrase “such fee” refers to in the proviso contained in the first sentence.

Response: The Trust believes that the form of subadvisory agreement included at Schedule A to the Proxy Statement precisely describes the compensation payable. The Trust notes that Schedule A to the form of New Subadvisory Agreement represents the standard formulation of the subadvisory fee paid to the Fund’s former subadvisor, TAMRO Capital Partners LLC, and that the Proxy Statement seeks approval of a New Subadvisory Agreement with the same compensation terms as the Former Subadvisory Agreement. The Trust respectfully declines to make changes to the formulation of the compensation terms in Schedule A. See the response to comment 2 below for changes made to the disclosure to seek to clarify the explanation of how the compensation is calculated.

2.	Comment: Section 15(a) of the 1940 Act requires that a subadvisory agreement precisely describe all compensation to be paid to the subadvisor and the subadvisory fee should be described in a way that shareholders can understand. Consider whether the meaning of the second paragraph of Schedule A is precise, and in particular whether the terms “trigger level” and “specified percentage” are necessary. Consider providing in the Proxy Statement an example of how the fee is calculated.

Response: Per the response to comment 1, the Trust notes that the Proxy Statement seeks approval of a New Subadvisory Agreement with the same compensation terms as the Former Subadvisory Agreement, and so the Trust respectfully declines to make changes to the formulation of the compensation terms in Schedule A. However, in response to this comment the Trust has included the following example subadvisory fee calculation after the table setting forth the trigger levels and specified percentages in the section “Description of the New Subadvisory Agreement—Compensation” of the Proxy Statement:

“To illustrate the above schedule, the following examples are based on the current advisory fee of 0.90% and assume that fee and expense waivers paid by the Investment Adviser equal 0.03% and payments to intermediaries by the Investment Adviser equal 0.10%. Based on these assumptions, the following table illustrates the fee payable to GW&K:”

Average Monthly Assets	Annual Sub- Advisory Fee Rate	Calculation
$510 million	0.385%	50% * 0.90% - [50% * 0.03% + 50% * 0.10%]
$570 million	0.395%	50% * 0.90% - [50% * 0.03% + 40% * 0.10%]

3.	Comment: On page 2 of the Proxy Statement, under the heading “Introduction,” please disclose the name of the Fund’s administrator (if any) and related information as required by Item 22(a)(3)(1)(i) of Schedule 14A.

Response: In response to this comment, the Trust has revised the first paragraph under the heading “Introduction” on page 2 of the Proxy Statement as follows:

“The Fund is a series of Aston Funds, a statutory trust organized under the laws of the State of Delaware pursuant to a Trust Instrument filed with the State of Delaware on September 10, 1993, as amended (the “Trust Instrument”). The operations of the Fund are governed by Delaware law and by the Trust Instrument and the Amended and Restated By-Laws of Aston Funds (the “Bylaws”). The Trust is registered with the Securities and Exchange Commission (the “SEC”) as an open-end management investment company and subject to the provisions of the 1940 Act, and the rules and regulations thereunder.

Aston is an indirect, wholly-owned subsidiary of Affiliated Managers Group, Inc. (“AMG”). AMG’s interests in Aston are held through AMG’s wholly-owned subsidiary, AMG Funds LLC (“AMGF”). The Investment Adviser, located at 120 North LaSalle Street, 25th Floor, Chicago, Illinois 60602, serves as investment adviser and administrator of the Fund and is responsible for the Fund’s overall administration and management. Foreside Funds Distributors LLC, located at 400 Berwyn Park, 899 Cassatt Road Berwyn, Pennsylvania 19312, serves as the Fund’s distributor.”

4.	Comment: In the third paragraph of page 7 of the Proxy Statement, please add disclosure that the Former Subadvisory Agreement did not discuss an expense limitation agreement.

Response: In response to this comment, the Trust has revised the first sentence of the third paragraph of page 7 of the Proxy Statement as follows:

“Whereas the Former Subadvisory Agreement did not discuss an expense limitation agreement, the ~~The~~ New Subadvisory Agreement states that, subject to any expense limitation agreement, Aston Funds will assume and will pay (i) issue and transfer taxes chargeable to Aston Funds in connection with securities transactions to which the Fund is a party, and (ii) interest on borrowed money, if any.”

5.	Comment: Item 22(c)(11)(i) of Schedule 14A requires that, if action at a shareholder meeting is to be taken with respect to an investment advisory contract, the proxy statement must “[d]iscuss in reasonable detail the material factors and the conclusions with respect thereto that form the basis for the recommendation of the board of directors that the shareholders approve an investment advisory contract,” and “indicate in the discussion whether the board relied upon comparisons of the services to be rendered and the amounts to be paid under the contract with those under other investment advisory contracts, such as contracts of the same and other investment advisers with other registered investment companies or other types of clients (e.g., pension funds and other institutional investors). If the board relied upon such comparisons, describe the comparisons that were relied on and how they assisted the board in determined to recommend that the shareholders approve the advisory contract[.]”

Response: The Trust considers that the following disclosure under the heading “Board of Trustees Recommendation” on page 8 of the Proxy Statement is responsive to the item in question:

“In considering the Agreements, the Trustees also considered the information provided to them regarding the nature, extent and quality of services provided by GW&K to the five other funds that GW&K sub-advises in the AMG Funds Family of Funds, and to be provided by GW&K under the Agreements.”

In response to this comment, the Trust has revised the last paragraph on page 9 of the Proxy Statement as follows:

“After consideration of the foregoing, the Trustees reached the following conclusions (in addition to the conclusions discussed above) regarding each Agreement: (a) GW&K has demonstrated that it possesses the capability and resources to perform the duties required of it under each Agreement; (b) GW&K has provided similar services to five other funds in the AMG Funds Family of Funds; (~~b~~c) GW&K’s Investment Strategy is appropriate for pursuing the Fund’s investment objectives; (~~c~~d) GW&K is reasonably likely to execute its investment strategy consistently over time; and (~~d~~e) GW&K maintains appropriate compliance programs.”

Please direct any questions you may have with respect to this filing to me at (617) 951-7114.

Very truly yours,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

cc:	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.